UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

AMENDMENT NO. 3

TO

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

QUMU CORPORATION

(Name of Subject Company)

QUMU CORPORATION

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

749063103

(CUSIP Number of Class of Securities)

Rose Bentley

Chief Executive Officer

Qumu Corporation

400 S. 4th Street, Suite 401-412

Minneapolis, MN 55415

(612) 638-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a Copy to:

April Hamlin, Esq.

Michael R. Kuhn, Esq.

Ballard Spahr LLP

2000 IDS Center

80 South 8th Street

Minneapolis, MN 55402

(612) 371-3211

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Qumu Corporation (“Qumu” or the “Company”) with the Securities and Exchange Commission on January 6, 2023, relating to the tender offer by Cosmos Merger Sub Inc., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Enghouse Interactive, Inc., a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Enghouse Systems Limited, an Ontario corporation (“Enghouse”), disclosed in a Tender Offer Statement on Schedule TO, dated January 6, 2023 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of common stock of the Company, par value of $0.01 per share (the “Common Stock” or “Shares”) at a purchase price of $0.90 per share (the “Offer Price”), in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented by adding a new subsection immediately prior to the subsection entitled “Item 8. Additional Information—Caution Regarding Forward-Looking Statements”

“Final Results of the Offer and Completion of the Merger

At one minute following 11:59 p.m. (12:00 midnight), New York City time, on Monday, February 6, 2023 (the “Expiration Time”), the Offer and related withdrawal rights expired as scheduled and was not extended. Purchaser was advised by Equiniti Trust Company, in its capacity as depositary for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 13,934,904 Shares were validly tendered and “received” within the meaning of MBCA Section 302A.613(4), representing approximately 77.7% of the Shares outstanding at such time.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and has stated it will pay for all such Shares as promptly as practicable after the Expiration Time in accordance with the terms of the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 302A.613(4) of the MBCA, without a vote of shareholders of Qumu. Accordingly, Qumu and Purchaser expect to consummate the Merger on February 8, 2023 pursuant to Section 302A.613(4) of the MBCA.

As a result of the Merger as described in the Merger Agreement, at the Effective Time, each Share then outstanding (other than any Shares (i) owned by Qumu as treasury stock, (ii) owned by Purchaser, Parent or Enghouse (or their respective wholly-owned subsidiaries) or that were irrevocably accepted for purchase by Purchaser in the Offer, or (iii) held by Qumu shareholders who properly asserted dissenters’ rights to obtain payment for the fair value of their Shares and who did not lose or withdraw their dissenters’ rights under the MBCA) will be converted into the right to receive $0.90 per Share in cash, without interest, less any applicable withholding taxes, which is the same amount per Share paid in the Offer. Following the Merger, all Shares will be delisted from the Nasdaq Stock Market and deregistered under the Exchange Act.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUMU CORPORATION

/s/ Rose Bentley
Rose Bentley
Chief Executive Officer
Dated: February 7, 2023

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